Exhibit 99

April 27, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We hereby submit the results of e-voting on the resolution mentioned in the Postal Ballot Notice of the Bank dated March 26, 2026.

Based on the report issued by the Scrutinizer i.e. Mr. B. Narasimhan, Proprietor of M/s. BN & Associates, Company Secretaries, we wish to inform you that the resolution placed before the Shareholders for approval through postal ballot, has been passed with requisite majority and the same is deemed to have been approved on the last date of e-voting period i.e. Sunday, April 26, 2026.

Please find enclosed herewith the e-voting results in the prescribed format along with a Report issued by the Scrutinizer dated April 27, 2026. The aforesaid documents are also being made available on the Bank’s website and on the notice board at the Bank’s registered office.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

SCRUTINIZER’S REPORT

[Pursuant to sections 108 and 110 of the Companies Act, 2013 and

Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014]

Date: April 27, 2026

To,

The Chairman

HDFC Bank Limited

HDFC Bank House,

Senapati Bapat Marg,

Lower Parel (West),

Mumbai 400 013.

Sub: HDFC Bank Limited - Scrutinizer’s Report on Postal Ballot (E-voting) Results

I, B Narasimhan, Proprietor of BN & Associates, Company Secretaries, had been appointed as a Scrutinizer by the Board of Directors of HDFC Bank Limited (hereinafter referred to as the “Bank”) at its meeting held on March 26, 2026 to scrutinize the e-voting process in a fair and transparent manner in respect of the resolution as stated in the Postal Ballot Notice dated March 26, 2026 (the “Postal Ballot Notice”).

In compliance with the provisions of Sections 108 and 110 of the Companies Act, 2013 (the “Act”) read with Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014, including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereto, for the time being in force and in compliance with the applicable guidelines / circulars / rules issued by the Ministry of Corporate Affairs (“MCA”) inter alia including General Circular No. 03/2025 dated September 22, 2025 read with other relevant circulars issued by MCA (“MCA Circulars”) from time to time, Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), Secretarial Standard on General Meetings (“SS-2”) issued by the Institute of Company Secretaries of India, and other applicable laws and regulations, if any, the following special business mentioned in the Postal Ballot Notice was proposed to be passed by the Members of the Bank by way of Postal Ballot through voting by electronic means (“remote e-voting”) only. The Bank had, accordingly, provided facility of remote e-voting to all Members of the Bank to enable them to cast their votes electronically on the special business mentioned in the Notice.

The Bank had engaged the services of National Securities Depository Limited, as the Electronic Voting Service Provider (“NSDL”) who had made necessary arrangements to facilitate remote e-voting by the shareholders of the Bank on their website www.evoting.nsdl.com. Datamatics Business Solutions Limited is the Registrar and Share Transfer Agent for the Bank (the “RTA”).

The Bank had sent the Postal Ballot Notice including all the requisite information required by the shareholders to cast their vote(s), in electronic form only to those Members who had registered their e-mail addresses with RTA / Depository Participants, as on Friday, March 20, 2026 (being the cut-off date specified for the purpose of identifying eligibility of Members to vote on the Postal Ballot). The communication of the assent or dissent of the Members was sought through the remote e-voting system only.

The Bank and NSDL had uploaded the Postal Ballot Notice together with the explanatory statement on their respective websites viz. www.hdfc.bank.in and www.evoting.nsdl.com and Electronic Voting Event Number “138927” (’EVEN’) was generated for casting the votes through the e-voting mode. The Bank and NSDL have complied with all the necessary formalities specified under the Act, the Rules framed thereunder and the MCA Circulars issued in this regard.

The Management of the Bank is responsible for ensuring compliance with the requirements of the Act and the Rules made thereunder and SEBI Listing Regulations relating to the items placed for approval of the Members through Postal Ballot by e-voting. My responsibility as the Scrutinizer of the voting process (through e-voting), was restricted to scrutinizing the remote e-voting process, in a fair and transparent manner and to prepare a Scrutinizer’s Report on the votes cast in favour or against the resolutions stated in the Postal Ballot Notice, based on the data generated from the e-voting system provided by NSDL.

I report that the Postal Ballot Notice was sent on Friday, March 27, 2026 through e-mail to 38,97,422 Members whose e-mail addresses were registered with the RTA /Depositories. The total Number of Members as on the Cut-off date were 40,38,941.

The e-voting period commenced on Saturday, March 28, 2026 at 10:00 a.m. (IST) and ended on Sunday, April 26, 2026 at 5.00 p.m. (IST). The Bank also published an advertisement in newspapers having nation-wide circulation on Saturday March 28, 2026 viz. in “Business Standard”, English Newspaper (all editions), and in “Free Press Journal”, Marathi edition Newspaper (Mumbai edition) providing requisite information as required under Rules framed under the Act and MCA Circulars.

The resolution for which approval of the Members of the Bank was sought as stated in the Postal Ballot Notice is mentioned hereunder: -

Sr. No.	Type of Resolution	Description of the resolution
1.	As a Special Resolution	Re-appointment of Dr. (Mrs.) Sunita Maheshwari (DIN: 01641411) as an Independent Director of the Bank

SUMMARY OF VOTES CAST:

The e-voting process concluded at 5.00 p.m. IST on Sunday, April 26, 2026. After the closure of e-voting process, the votes cast through e-voting facility were duly unblocked by me as the Scrutinizer in the presence of Mr Pawan Vyas and Ms Saroj Narasimhan witnesses, not in employment of the Bank, as prescribed under sub-rule 4(xii) of Rule 20 of the Companies (Management and Administration) Rules, 2014. Since e-voting facility was provided by NSDL, the details of the e-voting exercised by the Members were duly compiled by NSDL. The details of the e-voting, the compilation of the Register containing the statement of Member’s name, DP ID, Client ID and/or folio number, number of shares held, number of votes exercised, votes in favour and votes against generated by NSDL from their website, were duly scrutinized.

On scrutiny, I report that out of 40,38,941 Members holding shares as on the cut-off date, i.e. Friday, March 20, 2026, 13,311 Members holding 1002,55,70,331 shares have exercised their votes through remote e-voting.

The details of Postal Ballot results for the special business placed for consideration and approval of the Members is given below:

NOTES:

Votes cast in favour or against has been considered on the basis of number of shares held as on Friday, March 20, 2026 i.e. the cut-off date reckoned for the purpose of Postal Ballot.

Vote Cast in favour or against have been calculated based on the Valid Votes cast through remote e-voting.

Item No 1: As a Special Resolution:

Re-appointment of Dr. (Mrs.) Sunita Maheshwari (DIN: 01641411) as an Independent Director of the Bank

Total no. of Members	40,38,941
Total no. of Equity Shares	1539,19,82,634
E-voting as per the Postal Ballot Notice	From 10.00 a.m. IST on Saturday, March 28, 2026 till 5.00 p.m. IST on Sunday, April 26, 2026
		Number of members Voted	Number of Shares
Total votes cast through e-voting	A	13,311	1002,55,70,331
Less: Abstained/Less voted	B	(-20)	1,97,64,461
Net Number of E-Votes (A-B) considered valid	C	13,331*	1000,58,05,870

*includes 20 cases who have voted partly for and partly against

Summary of e-voting through Postal Ballot

Promoter/ Public	No. of shares held (1)	No. of votes cast (2)	% of votes cast on outstanding shares (3) =[(2)/(1)]*100	No. of votes - in favour (4)	No. of votes - against (5)	% of votes in favour on votes cast (6)=[(4)/ (2)]*100	% of votes against on votes cast (7)=[(5)/ (2)]*100
Promoter and Promoter Group	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Public-Institutional holders*	1128,22,14,036	998,04,67,587	88.462	981,37,07,927	16,67,59,660	98.329	1.671
Public-others	410,97,68,598	2,53,38,283	0.617	2,42,03,756	11,34,527	95.522	4.478
Total	1539,19,82,634	1000,58,05,870	65.007	983,79,11,683	16,78,94,187	98.322	1.678

Percentage of votes cast in Favour. 98.322      Percentage of votes cast Against: 1.678

RESULTS:

As the number of votes cast in favour of the Resolution is more than three times the number of votes cast against, I report that the Special Resolution as per Item No. 1 as set forth in the Postal Ballot Notice dated March, 26, 2026 has been passed by the Members with requisite majority. The Resolution is deemed as passed on the last date for e-voting i.e. Sunday April, 26, 2026

I further report that as per the Postal Ballot Notice dated Friday, March, 26, 2026 and the Board Resolution dated Friday March, 26, 2026, the Chairman or a person authorised by him in writing may declare and confirm the above results of voting by Postal Ballot in respect of the Resolution referred, within two working days of the closure of the remote e-voting period. The result of the Postal Ballot will be displayed on the website of the Bank www.hdfc.bank.in and on the website of NSDL www.evoting.nsdl.com. The results shall also be forwarded to the Stock Exchanges and hosted on the websites of BSE Limited and National Stock Exchange of India Limited, the Exchanges where the equity shares of the Bank are listed and at the Registered Office of the Bank.

I further report that Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014 have been duly complied with and the records maintained by me including the data as obtained from NSDL, and recording the consent or otherwise received from the Members, by e-voting which includes all the particulars of the Members such as the name, folio number/DP ID and Client ID, number of shares held, number of shares voted and number of shares assented, number of shares dissented, number of shares rejected, and other related data/papers are in my safe custody which will be handed over to the Company Secretary of the Bank for safe keeping.

I thank you for the opportunity given, to act as a Scrutinizer for the above Postal Ballot process of the Bank.

Thanking you,

Yours faithfully

B Narasimhan         Place: Mumbai     Date: April 27, 2026

(Proprietor) BN & Associates

Regn: 2011MH166700

Membership no FCS 1303 COP no 10440

PR Cert No. 7219/2025

UDIN No. F1303H000192441

The following were the witnesses to the unblocking of the votes on Sunday, April, 26, 2026.

_____________________       ________________________

1. Pawan Vyas            2. Saroj Narasimhan

Received the Report

For HDFC Bank Limited

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

Place: Mumbai

Date: April 27, 2026

HDFC BANK LIMITED - VOTING RESULTS OF POSTAL BALLOT

Date of declaration of result of Postal Ballot	April 27, 2026
Total number of shareholders on record date	4038941
No. of Shareholders present in the meeting either in person or through proxy
Promoters and Promoter Group:	NA
Public:
No. of Shareholders attended the meeting through Video Conferencing
Promoters and Promoter Group:	-
Public:	-

Resolution required: (Ordinary/Special)			Special (01) : Re-appointment of Dr. (Mrs.) Sunita Maheshwari (DIN: 01641411) as an Independent Director of the Bank.
Whether promoter/ promoter group are interested in the agenda/resolution?			NA
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		9980467587	88.462	9813707927	166759660	98.329	1.671
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	11282214036	9980467587	88.462	9813707927	166759660	98.329	1.671
Public - Non Institutions	E-Voting		25338283	0.617	24203756	1134527	95.522	4.478
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	4109768598	25338283	0.617	24203756	1134527	95.522	4.478
Total		15391982634	10005805870	65.007	9837911683	167894187	98.322	1.678

Yours faithfully,

For HDFC Bank Limited

Ajay Agarwal

Company Secretary

Group Head - Secretarial & Group Oversight